Exhibit 23.01

Consent of Independent Registered Public Accounting Firm

The Board of Directors

NuStar GP, LLC:

We consent to the use of our reports dated February 26, 2015, with respect to the consolidated balance sheets of NuStar Energy L.P. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income (loss), comprehensive income (loss), cash flows, and partners’ equity for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

San Antonio, Texas

May 15, 2015